UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE TO TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

OneSpan Inc. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share (Title of Class of Securities) 68287N100 (CUSIP Number of Class of Securities)

OneSpan Inc.
Attention: Lara Mataac

General Counsel, Chief Compliance Officer and Corporate Secretary

1 Marina Park Drive, Unit 1410

Boston, Massachusetts 02210

(312) 766-4001

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to: Albert Lung, Esq. Morgan, Lewis & Bockius LLP 1400 Page Mill Road Palo Alto, CA 94304-1124 (650) 843-7263

❑	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Tender Offer Statement on Schedule TO relates to the offer by OneSpan Inc., a Delaware corporation (“OSPN” or the “Company”), to purchase up to $20 million in value of shares of its Common Stock, par value $0.001 per share (the “Shares”), at a price not greater than $11.00 nor less than $9.50 per Share, as set forth in the Offer to Purchase (defined below), to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”) and other related materials as may be amended or supplemented from time to time (collectively, with the Offer to Purchase and the Letter of Transmittal, the “Tender Offer”). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to Item 1 through Item 9 and Item 11 of this Schedule TO.

Item 1.          Summary Term Sheet.

The information under the heading “Summary Term Sheet” of the Offer to Purchase, a copy of which is filed with this Schedule TO as Exhibit (a) (1)(i), is incorporated herein by reference.

Item 2.          Subject Company Information.

(a)	Name and Address: The name of the issuer is OneSpan Inc. The address of the Company’s principal executive offices is 1 Marina Park Drive, Unit 1410, Boston, Massachusetts 02210 and the telephone number is (312) 766-4001. The information set forth in “Section 10 — Certain Information Concerning Us” of the Offer to Purchase is incorporated herein by reference.
(b)	Securities: The information set forth in the section of the Offer to Purchase captioned “Introduction” and in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.
(c)	Trading Market and Price: The information set forth in the section of the Offer to Purchase captioned “Introduction” and “Section 8 — Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.          Identity and Background of Filing Person.

(a)	Name and Address: The name of the filing person is OneSpan Inc., a Delaware corporation. The address of the Company’s principal executive offices is 1 Marina Park Drive, Unit 1410, Boston, Massachusetts 02210 and the telephone number is (312) 766-4001. The information set forth in “Section 10 — Certain Information Concerning Us” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.          Terms of the Transaction.

(a)	Material Terms: The information set forth in the sections of the Offer to Purchase captioned “Introduction,” “Summary Term Sheet,” “Section 1 — Number of Shares; Price; Proration,” “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 3 — Procedures for Tendering Shares,” “Section 4 — Withdrawal Rights,” “Section 5 — Purchase of Shares and Payment of Purchase Price,” “Section 6 — Conditional Tender of Shares,” “Section 7 — Conditions of the Offer,” “Section 9 — Source and Amount of Funds,” “Section 10 — Certain Information Concerning Us,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” “Section 14 — United States Federal Income Tax Consequences,” “Section 15 —Extension of the Offer; Termination; Amendment” and “Section 17 — Miscellaneous” are incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.
(b)	Purchases: The information set forth in “Summary Term Sheet” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 5.          Past Contracts, Transactions, Negotiations and Agreements.

(a)	Agreements Involving the Subject Company’s Securities: The information under the headings “Section 8 — Price Range of Shares; Dividends” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase are incorporated herein by reference.

Item 6.          Purposes of the Transaction and Plans or Proposals.

(a)	Purposes: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.
(b)	Use of the Securities Acquired: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals” of the Offer to Purchase is incorporated herein by reference.
(c)	Plans: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 8 — Price Range of Shares; Dividends,” and “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

Item 7.          Source and Amount of Funds or Other Consideration.

(a)	Source of Funds: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.
(b)	Conditions: The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” and in “Section 9 — Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8.          Interest in Securities of the Subject Company.

(a)	Securities Ownership: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.
(b)	Securities Transactions: The information set forth in “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” in the Offer to Purchase is incorporated herein by reference.

Item 9.          Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitation or Recommendations: The information set forth in “Summary Term Sheet” and “Section 16 — Fees and Expenses” in the Offer to Purchase is incorporated herein by reference.

Item 10.       Financial Statements.

(a)-(b)	The information set forth in Section 11 (“Financial Statements and Information”) of the Offer to Purchase is incorporated herein by reference.

Item 11.       Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings: The information set forth in “Section 2 — Purpose of the Offer; Certain Effects of the Offer; Plans and Proposals,” “Section 12 — Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and “Section 13 — Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.
(b)	Other Material Information: The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

Item 12.       Exhibits.

Exhibit No	Description
(a)(1)(i)*	Offer to Purchase, dated November 13, 2023.
(a)(1)(ii)*	Letter of Transmittal.
(a)(1)(iii)*	Notice of Guaranteed Delivery.
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 13, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press release announcing the commencement of the Tender Offer, dated November 13, 2023 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on November 13, 2023).
(a)(5)(ii)	Annual Report on Form 10-K for the year ended December 31, 2022 filed on February 28, 2023.
(a)(5)(iii)	Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed on May 4, 2023.
(a)(5)(iv)	Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 filed on August 9, 2023.
(a)(5)(v)	Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 filed on November 8, 2023.
(a)(5)(vi)	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2023.
(b)	Not applicable.
(d)(1)	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(2)*	Amended and Restated Employment Agreement, dated February 27, 2023, between the Company and Matthew Moynahan.
(d)(3)	Employment Agreement, dated September 6, 2022, between the Company and Jorge Martell (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(4)	Employment Agreement, dated June 13, 2022, between the Company and Lara Mataac (incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(5)	2022 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 4, 2022).
(d)(6)	OneSpan Inc. 2019 Omnibus Incentive Plan (incorporated by reference to Attachment A to the Company’s Definitive Proxy Statement filed on April 26, 2019).
(d)(7)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Time-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(8)	One-Time Special Grant Award Agreement, dated November 29, 2021, for Performance-Based Restricted Stock Units between the Company and Matthew Moynahan under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed on February 28, 2023).
(d)(9)	Time-Based RSU Agreement, dated February 17, 2022, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(10)	Form of Performance-Based RSU Agreement under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(11)	Form of Time-Based RSU Agreement (Executive) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(12)	Form of Time-Based RSU Agreement (General) under the Company’s 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Quarterly Report on Form 10-Q filed on November 1, 2022).
(d)(13)	Cooperation Agreement, dated May 28, 2021, by and among the Company, Legion Partners, Christopher S. Kiper and Raymond T. White (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 28, 2021).
(d)(14)	Description of 2023 Management Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(15)	Special PSU Agreement, dated March 11, 2023, between the Company and Matthew Moynahan (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(16)	Form of 2023 Performance-Based RSU Agreement under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(d)(17)	Form of 2023 Time-Based RSU Agreement (General) under the Company's 2019 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on May 4, 2023).
(g)	Not applicable.
(h)	Not applicable.
107*	Calculation of Filing Fees.

________________

* Filed herewith

Item 13.       Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OneSpan Inc.
		By:	/s/ Lara Mataac
Lara Mataac
General Counsel, Chief Compliance Officer and Corporate Secretary

Date:	November 13, 2023